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CONFIDENTIAL	New Jersey	Washington, D.C.

Jim B. Rosenberg	File No. 028543-0028

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.
Washington, D.C.  20549

Re:                               Alliance Imaging, Inc.

Forms 8-K dated March 7, 2005

File No. 001-16609

Dear Mr. Rosenberg:

We are writing on behalf of our client, Alliance Imaging, Inc.,  in response to the letter of the staff of the Division of Corporation Finance (the “Staff”), dated April 25, 2005, relating to the above-referenced filings.

Form 8-K Dated March 7, 2005

We have read your April 15, 2005 response to comment 5 of our March 28, 2005 letter. We believe that for the non-GAAP measures to be useful to investors, additional disclosures are necessary. You state that non-GAAP measures are useful because they are a benchmark for measuring operating performance, your ability to satisfy debt service, capital expenditures and working capital requirements and because certain covenants in your debt service are based on similar measures. For each non-GAAP measure, disclose what it means to be a “benchmark” for measuring operating performance and an “ability to satisfy” debt service, capital expenditures and working capital requirements as these terms are vague. Provide expanded disclosure to put each amount into context and explain what each amount means in terms of being a “benchmark” and “ability to satisfy.” In this regard, it may be necessary to also explain the rationale for and limitation of each adjustment to the comparable GAAP amount. We also refer you to our FAQ on non-GAAP disclosures that may be found on website at bttp://www.scc.gov/ciivisions/corpfinlfacis/nongaapfag.htm in particular answers to questions 8 and 9 for our views and suggested disclosures. Without this additional disclosure, we are not able to understand how the non-GAAP information is useful to an investor. With respect to the debt service covenants, disclose the covenant requirements and their relevance so that an investor may compare the non-GAAP measure to the covenant requirement which will improve the usefulness of the measures to an investor.  Also with respect to the debt service covenant non-GAAP disclosures, clarify what you mean by “similar measures,” reconcile the differences between “similar measures” and the covenant requirement and explain why the “similar measures” are more useful to an investor than the measure computed based on the covenant requirement.

Response:  In response to the Staff’s comment and pursuant to conversations with you and Ms. Allen on May 2, 2005 and with Ms. Allen on May 3, 2005, the company has asked us to advise the Staff that in future earnings releases, it will not include the adjusted earnings (loss) per share and free cash flow non-GAAP financials measures included in the earnings release in the above-referenced Form 8-K.  If the company includes the Adjusted EBITDA non-GAAP financial measure that was included in the company’s earnings release issued on May 2, 2005, the only purpose that the company will give will be that the company uses the measure in various covenants in its amended credit facility, as described in the company’s May 2nd earnings release.  The company will also include the applicable debt covenant formulae and will include actual ratio results for the period covered by the earnings release.

Very truly yours,

/s/ Nicholas O’Keefe

Nicholas O’Keefe
of LATHAM & WATKINS LLP

cc:	Christine Allen
Jeffrey Riedler
Song P. Brandon, Esq.
(Securities and Exchange Commission)
Russell D. Phillips, Jr.
(Alliance Imaging, Inc.)